Exhibit 99.1

COSCIENS Biopharma Announces Appointment of Pierre Labbé as Director

TORONTO, ONTARIO, October 1, 2024 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, announced the appointment of Pierre Labbé to its board of directors and as Chair of the Company’s Audit Committee, effective today, to fill the vacancy created by the resignation of Dennis Turpin, also effective today.

Mr. Labbé has more than 30 years of progressive financial leadership roles in various industries. Mr. Labbé is currently the Executive Vice-President, Finance of Fonds QScale S.E.C., which is actively developing environmentally responsible computing centers, where he oversees financial strategy, investor relations, financial reporting, tax, treasury and risk management. Prior to joining Fonds QScale S.E.C., Mr. Labbé was the Chief Financial Officer of IMV Inc. for five years. Among other positions, he also previously served as Chief Financial Officer and Corporate Secretary of LeddarTech Inc. and Medicago Inc. (TSX). In addition, Mr. Labbé has been a director of Osisko Gold Royalties Ltd. a TSX- and NYSE-listed precious metal royalty company, since 2015, and currently serves as the Chair of its Human Resources Committee and as a member of its Audit and Risk Committee. As Senior Financial Officer, Pierre has played a key role in financing and mergers and acquisitions, overseeing transactions exceeding $1 billion.

“It is my pleasure to welcome Pierre to the COSCIENS board,” said Chair of the Board, Ronald Miller. “His track record of results-driven leadership, strategic thinking, and financial acumen will be an asset as COSCIENS continues to pursue its strategic direction and accomplish our goals. I would also like to express our gratitude to Mr. Dennis Turpin for his many years of dedicated service and, in particular, for sharing his financial expertise with the board over those years.”

Mr. Labbé holds a Bachelor’s Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of the Chartered Professional Accountants of Canada, Quebec Chartered Professional Accountants Order and the Institute of Corporate Directors. He also holds the ICD.D designation from the Institute of Corporate Directors.

About COSCIENS Biopharma Inc.

COSCIENS is a specialty biopharmaceutical company engaged in the development and commercialization of a diverse portfolio of pharmaceutical and diagnostic products, including those focused on areas of significant unmet medical need. One of COSCIENS’ lead products is macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency (“AGHD”). COSCIENS is also engaged in the development of therapeutic assets and proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

The information in this news release has been prepared as of October 1, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in Childhood Growth Hormone Deficiency may impact the market for macimorelin (Macrilen®; Ghryvelin®) in AGHD and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Gilles R. Gagnon

President & CEO

ggagnon@ceapro.com

+1 (780) 421-4555

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (908) 824-0775

E: csci@jtcir.com